

Mail Stop 3561

October 20, 2009

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

> **Re: Leading Brands, Inc.**
> **Form 20-F for Fiscal Year Ended February 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-19884**
> **Response Letter Dated September 24, 2009**

Dear Mr. McRae:

We have reviewed your supplemental response letter filed September 24, 2009 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Note 19. Differences Between Canadian and United States Generally Accepted Accounting Principles

1.   We note your response to comment two and four of our letter dated September 10, 2009. Pursuant to paragraph 23 of SFAS 141, quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement of the fair value of a reporting unit, if available. Additionally, a control premium may cause the fair value of a reporting unit to exceed its market

capitalization. Thus, the quoted market price of an individual equity security need not be the sole measurement basis of the fair value of a reporting unit. We believe that declines in market capitalization are likely indicative of factors you should consider in your determination of fair value. Your response that the decrease in market capitalization is a temporary situation as a result of the recent global economic crisis does not support the propriety of your conclusion that fair value of your reporting unit under the discounted cash flow methodology is greater than your market capitalization. Please address the following:

- Provide us with evidence that supports the reasons that give rise to the difference between your market capitalization and valuation under the discounted cash flow model.

- Provide us with your discounted cash flow valuation analyses as of February 28, 2009.

- Explain to us the bases for the key assumptions used in your valuation, and quantify the reasons why the projected cash flows differ from your historical results.

- Explain to us how the estimated reporting unit fair value exceeded its carrying value when the company's historical earnings and operating cash flows have been negative and your projections employ a decrease in gross revenue and a zero percentage cash flow growth rate.

2. We note your response to comment three of our letter dated September 10, 2009. It appears your proposed disclosure is already included on page 28 of Form 20-F. We requested you disclose the variability in the estimated reporting unit fair value attributable to your discounted cash flow projections. Please expand your disclosure to explain:

- Your conclusion that there is one reporting unit;

- A description of the key assumptions that drive your fair value estimates; and

- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

<u>Form 6-K Filed September 24, 2009</u>

3.   We note that you present non-GAAP measures of gross profit margin (before discounts and slotting fees) and EBITDA before non-cash stock based compensation. Please tell us why you present these two measures and describe to us their usefulness to you. In addition, provide us with your analysis of Section (c) of Regulation G in determining whether the provisions of Regulation G apply to your disclosures.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services